Exhibit 99.1
MARKET RELEASE
20 March 2006
James Hardie Industries N.V
TRADING HALT

The securities of James Hardie Industries N.V (the “Company”) will be placed in pre-open ar the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 22 March 2006 or when the announcement is released to the market.
Security Code:          JHX

Stephen Small
Assistant Adviser. Issuers (Svdnev)